UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[x] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to §240.14a-12

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(Name of Registrant as Specified In Its Charter):

Eagle Hospitality Properties Trust, Inc.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):

UNITE HERE

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

for Annual Shareholders Meeting

Eagle Hospitality Properties Trust, Inc. (NYSE: EHP)

May 1, 2007

RiverCenter Office Tower, First Floor
100 East RiverCenter Boulevard
Covington, KY 41011
10:00 a.m.

Intended to release on April 9, 2007

UNITE HERE
1775 K Street, NW Suite 620
Washington, D.C. 20006
Tel: (202) 661-3665
Fax: (202) 223-8091

To Fellow Eagle Hospitality Shareholders:

We are writing to seek support from Eagle shareholders for our resolution urging Eagle's Board of Directors to request that Chairman William Butler maximize shareholder value by causing Commonwealth Hotels to waive termination fees associated with its management agreements at Eagle owned hotels.

We believe termination fees provided for in Eagle's management agreements with Commonwealth Hotels - an entity owned by Eagle's Chairman - could serve to reduce the price potential acquirers might be willing to pay shareholders to acquire Eagle. On January 27, 2007, Eagle's Board of Directors formed a Special Committee of the Board to consider strategic alternatives to maximize shareholder value.

On February 27, 2007, Eagle Chairman William Butler, who is also the CEO of Corporex, filed a Schedule 13D/A announcing that Corporex had submitted a proposal to acquire all of the outstanding shares of Eagle’s common stock at a purchase price between $10.75 and $11.25 per share. No further purchase offers have been announced since then.

Conflicts of interest relating to Commonwealth Hotels, Inc. may lead to management decisions that are not in the stockholders' best interest, according to Eagle Hospitality's most recent 10K: “Mr. [William] Butler's ownership interest in and management obligations to Commonwealth and Mr. [Thomas] Banta's relationships with Commonwealth and Corporex will present them with conflicts of interest in making management decisions related to the commercial arrangements between us and Commonwealth.”

In addition to being the Chairman of Eagle's Board, Mr. Butler is also the majority owner and Chairman of Commonwealth Hotels, which operates 9 Eagle-owned hotels under long-term management agreements. A second Eagle Board member, Mr. Thomas Banta, is also a member of Commonwealth Hotels' Board of Directors.

The management agreements with Commonwealth Hotels provide for a “substantial termination fee”, which, in our opinion, could serve to reduce the consideration potential acquirers other than Butler-controlled entities would offer to pay shareholders during this bidding process.

It is our belief that interested suitors could potentially create additional value in those 9 hotels by changing their operator and terminating Commonwealth's management agreements. We believe that option could allow potential acquirers to make a higher offer to current shareholders.

We also believe Mr. Butler, as controlling owner of Commonwealth, could cause Commonwealth to voluntarily waive the termination fees in its management agreements.

Eagle's Board of Directors has a fiduciary duty to act in the best interest of shareholders. Moreover, Mr. Butler, as Chairman of Eagle's Board, has that fiduciary duty, as does Eagle and Commonwealth director Mr. Banta.

We, therefore, encourage Eagle shareholders to vote for the resolution below, urging Eagle's Board of Directors to request that Chairman Butler maximize shareholder value by causing Commonwealth to waive termination fees associated with its management agreements at Eagle owned hotels.

Below is the full text of our proposal:

RESOLVED, that the shareholders of Eagle Hospitality call upon the Directors to request Eagle Chairman William P. Butler to maximize the shareholder value of any strategic alternative considered by the special committee by causing Commonwealth (as its controlling owner) to waive termination fees associated with Commonwealth management agreements encumbering nine (9) of the Company's properties.

II. PROXY VOTING:

PLEASE USE THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSAL. YOU WILL ALSO RECEIVE A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK MANAGEMENT'S CARD. ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

We intend to solicit at least a majority of the voting power of the outstanding stock. You can revoke any proxy vote prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person. The record date for eligibility to vote is March 15, 2007.

Our proposal is a non-binding recommendation to the board. Passage of the proposal requires approval of a majority of votes cast. We seek no discretionary voting authority for the meeting: we will vote your stock as you instruct us. If you return the enclosed blue card but give us no instructions, we will vote your stock FOR our proposal and not vote the card in the directors' election nor on any other matter. The Company's bylaws require advance notice before any matter may be raised at the meeting, and therefore we do not expect any matter to be raised at the meeting that is not addressed in this proxy statement or the Company's proxy statement. We incorporate by reference all information concerning the board of directors and voting procedures contained in management's proxy statement at pages 1-6.

III. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The participants in this solicitation will be UNITE HERE and its staff, including Courtney Alexander and Andrew Lee. These staff are located at the UNITE HERE offices at 1775 K St., NW, Suite 620, Washington, DC 20006 and some staff are officed in Los Angeles at 464 South Lucas Avenue, Suite 201, Los Angeles, CA 90017.

UNITE HERE represents approximately 440,000 active members and more than 400,000 retirees throughout North America. UNITE HERE owns 510 shares of Eagle Hospitality common stock. UNITE HERE and its affiliates have engaged in shareholder solicitations on corporate governance issues at several companies over the past decade. It is an active member of the Council of Institutional Investors (CII), an association of 130 public, labor, and corporate pension funds with assets exceeding $3 trillion which advocates for good corporate governance practices.

Eagle Hospitality's workforce is not unionized. UNITE HERE Local 11 in Los Angeles seeks to represent employees at the Glendale Hilton. Although the hotel is owned by Eagle Hospitality, the employees that Local 11 seeks to represent are employed by a third-party management company. Local 11 has held pickets and demonstrations at the Glendale Hilton.

UNITE HERE has also:

· called for a boycott of the Glendale Hilton and seven (7) other Eagle-owned properties, and believes the boycott has cost Eagle at least $1 million in lost revenue at the boycotted properties;

· communicated with Eagle shareholders and analysts who cover Eagle, criticizing the company;

· filed a challenge to one of Eagle's property tax assessment appeals;

· opposed Eagle's efforts to terminate a "revenue participation" agreement between the Glendale Hilton and the Glendale Redevelopment Agency; and

· communicated with prospective buyers of properties that Eagle attempted to market last year.

We do not seek your support in labor matters, and do not believe that enactment of the proposal would have any impact on such matters. Developments in labor matters will not lead UNITE HERE to refrain from presenting its proposal and proxy cards at the meeting: we are committed to following through with conveying shareholders' views at the meeting.

UNITE HERE will bear all solicitation costs (anticipated at $5,000) and will not seek reimbursement from the Company. They will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. They will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

IV. YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS:

If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a 8, then he or she has the legal right to have a proposal appear in management's proxy statement and proxy card. The deadline for shareholders to submit proposals for inclusion in management's proxy materials for the year 2008 is December 4, 2007.

V. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS:

We incorporate by reference the information contained in management's proxy statement at pages 6-7 and 9-23.

PLEASE RETURN THE ENCLOSED BLUE PROXY CARD TODAY.

For more information, contact the UNITE HERE Strategic Affairs Department at (202) 661-3665.

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PROXY CARD

solicited by UNITE HERE for Annual Shareholders Meeting of Eagle Hospitality, May 1, 2007

The undersigned hereby designates Courtney Alexander and Andrew Lee, with full power of substitution, as the proxies of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Eagle Hospitality annual shareholders meeting for 2007. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1. ELECTION OF DIRECTORS

[ ] FOR ALL NOMINEES.

[ ] WITHHOLD ALL NOMINEES

[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME(S) OF NOMINEES BELOW:

UNITE HERE MAKES NO RECOMMENDATION ON THE DIRECTORS ELECTION

2. TO APPROVE THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE 2007 FISCAL YEAR

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF THE AUDITOR

UNITE HERE URGES A VOTE FOR THE FOLLOWING SHAREHOLDER PROPOSAL:

3. RESOLVED, that the shareholders of Eagle Hospitality call upon the Directors to request Eagle Chairman William P. Butler to maximize the shareholder value of any strategic alternative considered by the special committee by causing Commonwealth (as its controlling owner) to waive termination fees associated with Commonwealth management agreements encumbering nine (9) of the Company's properties.

FOR THIS PROPOSAL:

AGAINST THIS PROPOSAL:

ABSTAIN:

If no direction is made above, UNITE HERE will vote this card FOR the proposal and not vote it in the directors' election nor on auditors.

Dated: _____________

SIGNATURE:________________________________________

PRINT: _____________________________________________

NAME:_____________________________________________

TITLE (if shares not held in above name): ________________

Optional information so we can make sure your vote gets counted and provide you more info about shareholder issues at Eagle Hospitality (your info will not be put to any other use):

Telephone: _________________

Fax: _______________________

E-mail address:_______________

This card can be returned in the enclosed envelope or by fax to (202) 223-8091.